2000 - 8



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                     20549
                                    -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

         For the period commencing July 18, 2000 through August 15, 2000


                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                              --------------------
                              (Name of registrant)


       Rembrandt Tower, Amstelplein 1, 1096 HA  Amsterdam, The Netherlands
                      -------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X          Form 40-F
                   -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes                    No   X
            -----                  -----

            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:


                            Andrew D. Soussloff, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004

This report includes an English translation of the Articles of Association of Koninklijke Philips Electronics N.V. ("Royal Philips Electronics"), as amended, dated as of August 1, 2000, and a certificate of English translation related thereto, dated as of August 15, 2000.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 15th day of August, 2000.



                                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                              /s/ C. Boonstra
                                             -----------------------------
                                       Name:  C. Boonstra
                                       Title: (President, Chairman of the
                                              Board of Management)



                                              /s/ J.H.M. Hommen
                                             -----------------------------
                                       Name:  J.H.M. Hommen
                                       Title: (Executive Vice-President,
                                              Member of the Board of Management
                                              and Chief Financial Officer)